UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

LEAF GROUP LTD.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

52177G102
(CUSIP Number)

Osmium Partners, LLC
300 Drakes Landing Road, Suite 172
Greenbrae, CA 94904
Attention: John H. Lewis
Telephone: (415) 785-4044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

John H. Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		1,967,795
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		1,967,795
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,967,795(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

7.8%
12.	Type of Reporting Person (See Instructions)

IN

(1) Reflects a maximum of 711,700 shares of Common Stock that may be acquired pursuant to options held by the Reporting Persons.

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		1,967,795
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		1,967,795
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,967,795(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

7.8%
12.	Type of Reporting Person (See Instructions)

IA, OO

(1) Reflects a maximum of 711,700 shares of Common Stock that may be acquired pursuant to options held by the Reporting Persons.

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		867,412
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		867,412
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

867,412(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

3.4%
12.	Type of Reporting Person (See Instructions)

PN

(1) Reflects a maximum of 310,000 shares of Common Stock that may be acquired pursuant to options held by Osmium Capital, LP.

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		370,168
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		370,168
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

370,168 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

1.5%
12.	Type of Reporting Person (See Instructions)

PN

(1) Reflects a maximum of 145,000 shares of Common Stock that may be acquired pursuant to options held by Osmium Capital II, LP.

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Spartan, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		321,497
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		321,497
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

321,497 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

1.3%
12.	Type of Reporting Person (See Instructions)

PN

(1) Reflects a maximum of 115,000 shares of Common Stock that may be acquired pursuant to options held by Osmium Spartan, LP.

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Diamond, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		408,718
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		408,718
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

408,718 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

1.6%
12.	Type of Reporting Person (See Instructions)

PN

(1) Reflects a maximum of 141,700 shares of Common Stock that may be acquired pursuant to options held by Osmium Diamond, LP.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 4, 2019 by the Reporting Persons (the “Schedule 13D”) relating to their beneficial ownership in Leaf Group Ltd. (“Leaf” or the “Issuer”). Except to the extent set forth in this Amendment, all information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

ITEM 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On March 4, 2019, John H. Lewis and Osmium Partners LLC issued an open letter to the Board of Directors of Leaf demanding that Leaf explore an immediate sale. A copy of the letter is attached as Exhibit 2 hereto and is incorporated herein by reference.

Except as disclosed above and in the Schedule 13D, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 2	Letter to Board of Directors, dated March 4, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2019

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP and Osmium Spartan, LP

EXHIBIT INDEX

Exhibit 1

Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed by John H. Lewis, Osmium Partners, LLC, Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP on February 4, 2019).

Exhibit 2	Letter to Board of Directors, dated March 4, 2019.

EXHIBIT 2

Osmium Issues Letter to Leaf Board of Directors

Osmium Demands Leaf Explore an Immediate Sale of Both Media and Marketplaces.

Osmium Believes that a Well Organized Sale Process Could Result in $16.00+ per share.

Dear Leaf Directors,

We have been shareholders in Leaf Group (NYSE: LFGR) (“Leaf”) since December 2014 and currently beneficially own approximately 7.8% of the outstanding shares of Leaf’s common stock. In our opinion, it is in the best interests of all Leaf shareholders for Leaf to undertake an immediate sale of the company. We strongly encourage the Leaf board of directors to explore separate sales of the assets comprising its two business segments, Media and Marketplaces, instead of continuing to operate the two businesses as a combined public company.

The last reported sale price of Leaf’s common stock was $8.20 per share. Based on our experience as a longtime Leaf shareholder, we believe a well organized sale process of Media and Marketplaces could result in a sale price of $16.00+ per share.

We do not believe Leaf is a suitable public company for the following 12 reasons:

1) Over the last 12 months, Leaf’s management team is in the top 10% for stock based compensation as a percentage of revenue. LEAF uses substantial amounts of stock compensation, nearing $10 million per year. Leaf’s stock-based compensation as a percentage of revenue was 6.4%, ranking 1,586 out of 1,720 Russell 2000 companies (excluding Pharmaceuticals and Biotech industries).

2) Leaf’s average daily trading volume ranks in the bottom 15% for illiquidity, ranking 250th out of 1,720 Russell 2000 companies (excluding Pharmaceuticals and Biotech industries).

3) Leaf’s profitability based on the last 12 months’ results rank in the bottom 10% for profitability, with EBITDA margins of approximately -9%. Out of 1,720 Russell 2000 companies (excluding Pharmaceuticals and Biotech industries), Leaf Ranked 95 out of 1,393 companies that had EBITDA margins.

4) 3Q18 showed declining unit volumes page views in Media and declining transaction volume in Marketplaces.

5) Leaf has over $1 per share in fixed corporate overhead (representing approximately a staggering 16% of Leaf’s enterprise value).

6) Analyst consensus median price targets of $14.33 is a 75% premium to the current stock price. Only 5% of companies in the Russell 2000 have a price target disconnected from their stock price wider than Leaf’s, exhibiting low investor confidence in Leaf’s business strategy.

7) Since Sean Moriarty has taken over as CEO, Leaf has averaged over 48 months approximately -27% returns on capital per quarter from the 4th quarter of 2014 to the 3rd quarter of 2018.

8) Leaf’s business strategy depends on share issuances for M&A to attain “scale” which is not only a high-risk strategy but leads to compounded risks by issuing new shares at sharply discounted business valuation given excessive costs, resulting in Leaf trading at 50% or less of what we believe a strategic buyer would pay for the business.

9) Lack of Focus: Leaf’s business strategy attempts to manage 11 subscale businesses in two segments, Media and Marketplaces. We believe this lack of focus has allowed publicly traded peers such as Redbubble (RBL.ax), JCOM, and IAC to achieve far better EBITDA margins than Leaf.

10) Leaf’s two largest shareholders: Spectrum and Oak have had their senior leaders resign from Leaf’s board in 2018 and file a shelf to sell potentially 30% of the company, which would represent approximately 85% of one year’s trading volume assuming 100% of average daily trading volume. We believe this would require at least a 25% discount to market to move such an enormous block of stock, given the risk factors highlighted in our letter.

11) Track Record of CEO Moriarty: Since the third quarter of 2014, when the current CEO took over, Leaf has consumed massive amounts of resources; an approximate staggering $350 million in operating expenses or about $14 per share while the share count has grown aggressively from 18.4 million to over 25 million (+36%) as the stock price has fallen $1 per share.

12) Skin in the Game/Pay for Performance: Leaf’s CEO currently owns fully vested shares worth approximately $2 million in Leaf common stock and over the last 24 months has sold over 290 thousand shares of Leaf shares (including withheld shares) worth nearly $2.5 million. Since Mr. Moriarty took over, Leaf’s business has averaged -27% returns on invested capital. Despite this business model, Leaf’s CEO has secured a lucrative pay package that we believe is not well aligned with shareholders scorecard which has underperformed the Russell 2000 by approximately 50%.

In sharp contrast to the foregoing 12 factors, we believe there is substantial depth to the buyer universe in both Media and Marketplaces that should result in a sale at an attractive price versus the current public market valuation. The market has correctly identified these flaws and valued Leaf at a fraction of its private market value, which we believe would be unlocked by a strategic buyer through both cost and revenue synergies. We believe Leaf’s Media business holds significant value to strategic buyers, while Leaf’s LiveStrong and Well+Good have significant reach with the potential to be valuable brands in a consolidating industry.

Leaf’s CEO stated on the November 6, 2018 earnings conference call that “Q3 marks an important milestone for Leaf Group as we return to profitability on an adjusted EBITDA basis, underscoring our business transformation, setting the stage for driving strong, sustainable revenue growth and significant operating leverage. We see a long runway for revenue growth and diversification as we offer unique high-quality products and services to our overall audience, which reaches nearly 1/5 of the U.S. Internet population.” While Osmium looks forward to seeing these strong results, it is our view that they will further set the company on a solid trajectory to maximize shareholder value in a sale.

We believe that the only opposition to a sale will be a management team that is compensated very richly for far below market results.

To conclude, we believe that Leaf’s business has 12 factors that are not easily fixable. In our view, current market conditions have created optimal conditions for sellers of underfollowed small public companies, in which companies in challenged positions are seeing record premiums to market in acquisitions. We believe Leaf shareholders are better off selling Leaf’s valuable strategic assets to industry buyers.

Sincerely,

John H. Lewis
Osmium Partners LLC

DISCLAIMER:
UNLESS OTHERWISE INDICATED, ALL DATA IS AS OF MARCH 1, 2019. CERTAIN FACTUAL AND STATISTICAL (BOTH HISTORICAL AND PROJECTED) INDUSTRY AND MARKET DATA AND OTHER INFORMATION CONTAINED HEREIN WAS OBTAINED BY OSMIUM PARTNERS FROM INDEPENDENT, THIRD-PARTY SOURCES THAT IT DEEMS TO BE RELIABLE. HOWEVER, OSMIUM HAS NOT INDEPENDENTLY VERIFIED ANY OF SUCH DATA OR OTHER INFORMATION, OR THE REASONABLENESS OF THE ASSUMPTIONS UPON WHICH SUCH DATA AND OTHER INFORMATION WAS BASED, AND THERE CAN BE NO ASSURANCE AS TO THE ACCURACY OF SUCH DATA AND OTHER INFORMATION. FURTHER, MANY OF THE STATEMENTS AND ASSERTIONS CONTAINED HEREIN REFLECT THE BELIEF OF OSMIUM, WHICH BELIEF MAY BE BASED IN WHOLE OR IN PART ON SUCH DATA AND OTHER INFORMATION. OSMIUM RECOGNIZES THAT THERE MAY BE CONFIDENTIAL OR OTHERWISE NON-PUBLIC INFORMATION IN THE POSSESSION OF THE COMPANIES DISCUSSED IN THIS LETTER THAT COULD LEAD THESE COMPANIES OR OTHERS TO DISAGREE WITH OSMIUM’S CONCLUSIONS.